# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEUROONE MEDICAL TECHNOLOGIES CORP, CIK 0001500198
CUSIP: 64130M209
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 7599 Anagram Dr., Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-23-004266
Filed by CIK 0001169253

## Reporting persons
- MANCHESTER EXPLORER, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,333,333; sole dispositive power 0; shared dispositive power 1,333,333; aggregate amount beneficially owned 1,333,333 (4.1% of the class)
- MANCHESTER MANAGEMENT COMPANY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,499,999; sole dispositive power 0; shared dispositive power 1,499,999; aggregate amount beneficially owned 1,499,999 (4.6% of the class)
- MANCHESTER MANAGEMENT PR, LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,499,999; sole dispositive power 0; shared dispositive power 1,499,999; aggregate amount beneficially owned 1,499,999 (4.6% of the class)
- JAMES E. BESSER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 83,333; shared voting power 1,499,999; sole dispositive power 83,333; shared dispositive power 1,499,999; aggregate amount beneficially owned 1,583,332 (4.9% of the class)
- MORGAN C. FRANK: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 83,333; shared voting power 1,333,333; sole dispositive power 83,333; shared dispositive power 1,333,333; aggregate amount beneficially owned 1,416,666 (4.4% of the class)

## Item 1. Issuer
Name of issuer: NEUROONE MEDICAL TECHNOLOGIES CORP
Address of issuer's principal executive offices: 7599 Anagram Dr., Eden Prairie, MN 55344

## Item 2. Person Filing
Name of person filing:
Manchester Explorer, L.P.
Manchester Management Company, LLC
Manchester Management PR, LLC
James E. Besser
Morgan C. Frank
Address of principal business office or, if none, residence:
Manchester Explorer, L.P.
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

Manchester Management PR, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

James E. Besser
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America

Morgan C. Frank
c/o Manchester Management Company, LLC
2 Calle Candina, #1701
San Juan, Puerto Rico, 00907
United States of America
Citizenship:
Manchester Explorer, L.P. - Delaware
Manchester Management Company, LLC - Delaware
Manchester Management PR, LLC - Other - Puerto Rico
James E. Besser - United States
Morgan C. Frank - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Manchester Explorer, L.P. - 1,333,333
Manchester Management Company, LLC - 1,499,999
Manchester Management PR, LLC - 1,499,999
James E. Besser - 1,583,332
Morgan C. Frank - 1,416,666
Percent of class:
Manchester Explorer, L.P. - 4.1%
Manchester Management Company, LLC - 4.6%
Manchester Management PR, LLC - 4.6%
James E. Besser - 4.9%
Morgan C. Frank - 4.4%
Sole power to vote or to direct the vote:
Manchester Explorer, L.P. - 0
Manchester Management Company, LLC - 0
Manchester Management PR, LLC - 0
James E. Besser - 83,333
Morgan C. Frank - 83,333
Shared power to vote or to direct the vote:
Manchester Explorer, L.P. - 1,333,333
Manchester Management Company, LLC - 1,499,999
Manchester Management PR, LLC - 1,499,999
James E. Besser - 1,499,999
Morgan C. Frank - 1,333,333
Sole power to dispose or to direct the disposition:
Manchester Explorer, L.P. - 0
Manchester Management Company, LLC - 0
Manchester Management PR, LLC - 0
James E. Besser - 83,333
Morgan C. Frank - 83,333
Shared power to dispose or to direct the disposition:
Manchester Explorer, L.P. - 1,333,333
Manchester Management Company, LLC - 1,499,999
Manchester Management PR, LLC - 1,499,999
James E. Besser - 1,499,999
Morgan C. Frank - 1,333,333

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MANCHESTER EXPLORER, L.P.: By: /s/ James E. Besser, James E. Besser, Managing Member of the General Partner (02/14/2025)
- MANCHESTER MANAGEMENT COMPANY, LLC: By: /s/ James E. Besser, James E. Besser, Managing Member (02/14/2025)
- MANCHESTER MANAGEMENT PR, LLC: By: /s/ James E. Besser, James E. Besser, Managing Member (02/14/2025)
- JAMES E. BESSER: By: /s/ James E. Besser, James E. Besser (02/14/2025)
- MORGAN C. FRANK: By: /s/ Morgan C. Frank, Morgan C. Frank (02/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.